FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

US$268 MILLION PANAMA CANAL PAC-4 CONTRACT AWARDED TO CONSORTIUM INCLUDING ICA

Mexico City, January 8, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that the Panama Canal Authority (ACP) awarded a contract with an approximate value of US$268 million to a consortium of which ICA is part. The contract is for the construction of a 3 km section of the new Pacific Access Channel (PAC-4) for the Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to Miraflores locks.

The unit price, fixed term public works contract was awarded through an international bidding process. The work is expected to be completed in approximately 42 months. ICA expects to record approximately US$115 million in its backlog related to the project.

The consortium will be responsible for the excavation of approximately 25 million cubic meters of material, the construction of a 2.8 km dam between the existing channel and the new channel, as well as a 1.8 km cellular cofferdam, soil injections and treatments, the clearing of unexploded ordinance areas, and a water drainage diversion channel.

The PAC-4 contract is part of the overall project to widen the Panama Canal, which began in 2007 in order to increase the capacity of the canal by adding a third set of locks and to enable the passage of larger, post-Panamax vessels.

The project is expected to aid international trade by improving transit through one of the world’s most important shipping canals, reducing costs and reducing time in global production and distribution chains.

The consortium is made up by Fomento de Construcciones y Contratas S.A. (FCC),  with 43%; ICA subsidiary Ingenieros Civiles Asociados, S.A. de C.V. with 43%; and Constructora Meco, S.A. (MECO) with 14%.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer